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02060521

RECD S.E.C.
DEC 1 2 2002
1086

December 10, 2002

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

SUPPL

Air France
Information Pursuant to Rule 12g3-2(b)
File No. 82-5050

Dear Sir or Madam,

On behalf of Air France and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed a press release dated December 10, 2002, announcing Air France's traffic figures for November 2002.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

Very truly yours,

Manuel A. Orillac

cc: Jean-Marc Bardy
Dominique Barbarin
Air France

dlw 12/18

82-5050

AIR FRANCE

Information

Traffic

Roissy, 10 December 2002

NOVEMBER 2002 TRAFFIC FIGURES

- Sharp increase in Group passenger traffic (up 12.7%)
- 5.6-point rise in seat-load factor to 74.2%

Passenger operations

November posted a good performance despite the impact of strike action by French air traffic controllers on 26 November. Like the previous month, traffic was up on November 2001 and November 2000 levels. However, the unit revenue will be adversely affected notably by the air traffic controllers' strike and calendar effects.

Compared with November 2001, Group traffic was up sharply, by 12.7% for a 4.1% increase in capacity. The seat-load factor came in at 74.2%, an improvement of 5.6 points.
For Air France alone, the seat-load factor rose 5.7 points to 74.9%, with traffic growing 12.7% and capacity 4.2%.
Regional subsidiaries also posted a good performance compared with November 2001, with the seat-load factor rising 4.5 points to 56.1%.

Compared with November 2000, Air France recorded a 4.7% increase in traffic, in line with the increase in capacity (up 4.7%). The seat-load factor has returned to its level of two years ago.

- **Long-haul**

As in previous months, the long-haul network has posted the best performance, with traffic increasing by 17.1% for a 7.8% increase in capacity over November 2001. The seat-load factor gained 6.3 points to 78.8%.
Compared with November 2000, the seat-load factor is stable, with traffic and capacity both rising by 9.0%.

- On North American routes, traffic rose 27.2% for a 12.6% capacity increase. The seat-load factor came out at 73.7% (up 8.5 points).

- On Latin American routes traffic rose 3.4% for a 9.5% cut in capacity. The seat-load factor rose to 78.1%, up by 9.7 points.
- On the Asian network, traffic rose 22.4% and capacity 7.2%. The seat-load factor rose to 81.7%, up by 10.2 points.
- The Africa / Middle East network saw capacity and traffic up respectively by 22.9% and 14.3%. The seat-load factor came out at 72.5%, down 5.5 points.
- On the Caribbean / Indian Ocean network, traffic rose by 10.9% for a 4.2% increase in capacity. The seat-load factor stood at 85.6%, up 5.2 points.

- **International medium-haul**

The European network was seriously disrupted by the strike of air traffic controllers on 26 November, with a large number of flights cancelled.

The Group has posted a 2.0% rise in intra-European traffic for a slight increase in capacity of 0.5%. The seat-load factor stood at 58.1%, up 0.9 points.

For Air France alone, traffic and capacity were virtually unchanged: up 0.3% and down 0.6% respectively. The seat-load factor amounted to 58.4%, up 0.5 points.

- **Domestic medium-haul**

Despite the impact of the strike, domestic network performance significantly improved in November thanks to capacity adjustments and the launch of a new fares structure.

At Group level, domestic traffic was down 3.9% for an 11.8% cut in capacity. The seat-load factor rose by 5.5 points to 66.6%.

At Air France level, traffic declined by 5.2% for a sharp cut in capacity (down 13.2%). The seat-load factor (68.5%) gained 5.8 points compared with November 2001 and 2.2 points against November 2000.

Cargo operations

In November, cargo traffic was up 8.6% for a 10.3% increase in capacity. The load factor fell 1.1 points to 69.2%.

Next event

Please note that Air France's 3rd Analysts & Investors' Day will be held on 20th January 2003 at Air France's headquarters. The invitation and the detailed schedule will be sent shortly.

STATISTICS

Passenger operations

November 2002 / November 2001	Capacity (ASK)		Traffic (RPK)		Seat-load factor	
	million	%	million	%	%	change
Group long-haul	**7,649**	**+7.8%**	**6,030**	**+17.1%**	**78.8%**	**+6.3**
Americas	*2,879*	*+5.8%*	*2,155*	*+19.6%*	*74.9%*	*+8.6*
Asia	*1,806*	*+7.2%*	*1,476*	*+22.4%*	*81.7%*	*+10.2*
Africa-Middle East	*1,088*	*+22.9%*	*789*	*+14.3%*	*72.5%*	*-5.5*
Caribbean-Indian Ocean	*1, 906*	*+4.2%*	*1,631*	*+10.9%*	*85.6%*	*+5.2*
Europe Group	**1 661**	**+0.5%**	**964**	**+2.0%**	**58.1%**	**+0.9**
Air France	*1,464*	*-0.6%*	*855*	*+0.3%*	*58.4%*	*+0.5*
Regional subsidiaries	*197*	*+9.6%*	*110*	*+18.3%*	*55.7%*	*+4.1*
Domestic Group	**1,108**	**-11.8%**	**738**	**-3.9%**	**66.6%**	**+5.5**
Air France	*932*	*-13.2%*	*639*	*-5.2%*	*68.5%*	*+5.8*
Regional subsidiaries	*176*	*-3.2%*	*99*	*+5.9%*	*56.5%*	*+4.9*
Total Group	**10,418**	**+4.1%**	**7,733**	**+12.7%**	**74.2%**	**+5.6**
Total Air France	*10,046*	*+4.2%*	*7,524*	*+12.7%*	*74.9%*	*+5.7*
Total Regional subsidiaries	*373*	*+3.2%*	*209*	*+12.1%*	*56.1%*	*+4.5*

8 months to 30 November 2002	Capacity (ASK)		Traffic (RPK)		Seat-load factor	
	million	%	million	%	%	change
Group long-haul	**63,963**	**+2.8%**	**51,671**	**+3.9%**	**80.8%**	**+0.9**
Americas	*26,251*	*-4.3%*	*21,363*	*-0.5%*	*81.4%*	*+3.2*
Asia	*14,306*	*+5.2%*	*11,833*	*+9.1%*	*82.7%*	*+3.0*
Africa-Middle East	*9,462*	*+36.3%*	*7,048*	*+30.4%*	*74.5%*	*-3.4*
Caribbean-Indian Ocean	*14,207*	*-2.3%*	*11,618*	*-4.9%*	*81.8%*	*-2.3*
Europe Group	**14,133**	**+0.2%**	**9,606**	**+2.3%**	**68.0%**	**+1.4**
Air France	*12,431*	*-2.3%*	*8,527*	*-0.8%*	*68.6%*	*+1.1*
Regional subsidiaries	*1,702*	*+23.5%*	*1,079*	*+36.5%*	*63.4%*	*+6.0*
Domestic Group	**10,174**	**-4.1%**	**6,674**	**-7.5%**	**65.6%**	**-2.4**
Air France	*8,640*	*-6.2%*	*5,742*	*-10.3%*	*66.5%*	*-3.0*
Regional subsidiaries	*1,534*	*+9.9%*	*932*	*+14.1%*	*60.8%*	*+2.2*
Total Group	**88,269**	**+1.5%**	**67,951**	**+2.5%**	**77.0%**	**+0.7**
Total Air France	*85,033*	*+1.0%*	*65,940*	*+1.9%*	*77.5%*	*+0.7*
Total Regional subsidiaries	*3,237*	*+16.7%*	*2,011*	*+25.1%*	*62.1%*	*+4.2*

Cargo operations

	Capacity (RTK)		Traffic (FTK)		Load factor	
	million	%	million	%	%	change
November 2002 / November 2001	724	+10.3%	501	+8.6%	69.2%	-1.1
8 months to 30 November 2002	5,697	+5.9%	3,699	+7.5%	64.9%	+1.0